Exhibit No. 21.1
SUBSIDIARIES

Name	Jurisdiction of Incorporations
ChronoScale Holdings Corporation	Nevada
ChronoScale Corporation	Nevada
ChronoScale Intermediate LLC	Nevada
SAI Computing LLC	Delaware
Ekso Bionics, Inc.	Delaware
Ekso Bionics GmbH	Germany
Ekso Bionics (Asia) Pte. Ltd.	Singapore